UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Vault Minerals Inc.
 (Name of Subject Company)

Ontario
 (Jurisdiction of Subject Company’s Incorporation or Organization)

Vault Minerals Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

92240U100
 (CUSIP Number of Class of Securities (if applicable))

Joseph D. Horne
Vault Minerals Inc.
36 Prospect Avenue
Kirkland Lake, ON
Canada P2N 2V4
(705) 567-4511

      (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 29, 2010
 (Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit 99.1: Notice and Special of Vault Minerals Inc. and Management Information Circular, and Exhibit 99.2 Form of Proxy

(b)	Not applicable.

Item 2. Informational Legends

Included in Exhibit 99.1.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	See Exhibit 99.3 Combination Agreement, Exhibit 99.4 Queenston Disclosure Letter, Exhibit 99.5 Vault Disclosure Letter, Exhibit 99.6 Press Release, and Exhibit 99.7 Fairness Opinion

(2)
See Exhibit 99.8: Consolidated Financial Statements of Queenston as at December 31, 2008 and December 31, 2007, together with the auditors’ report therein and the notes thereo, Exhibit 99.9: unaudited Interim Consolidated Financial Statements of Queenston for the nine month period ended September 30, 2009, together with the notes thereto; Exhibit 99.10: Management’s Discussion and Analysis of the financial condition and results of operation of Queenston for the financial years ended December 31, 2008 and 2007 and the nine-month period ended September 30, 2009; Exhibit 99.11: information contained under the heading “Compensation Discussion & Analysis” on pages 3 to 5 of the Management Information Circular of Queenston dated March 25, 2009, Exhibit 99.12: Annual Information Form of Queenston dated March 25, 2009, Exhibit 99.13: Material Change Report of Queenston dated December 19, 2006, and Exhibit 99.14: Management Information  Circular of Vault dated May 15, 2009

(3)	Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on March 30, 2010.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joseph D. Horne
(Signature)

Joseph D. Horne
Chief Executive Officer
(Name and Title)

March 30, 2010
(Date)